Exhibit 16.1

April 7, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the disclosures under the heading “CHANGE IN ACCOUNTANTS” included in the prospectus forming a part of Empower LTD Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 8, 2021 (the “Disclosures”), and have the following comments:

We have read the comments made regarding us as contained in the first, second and third paragraphs and the first sentence of the fifth paragraph of the Disclosures, and are in agreement with those statements.

We have no basis on which to agree or disagree with statements made in the fourth paragraph and the second sentence of the fifth paragraph of the Disclosures.

/s/ Crowe LLP

Louisville, Kentucky